UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2009

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A
A publicly held company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

CALL NOTICE
FOR AN
EXTRAORDINARY GENERAL MEETING

The shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited to attend the Extraordinary General Meeting to be held at the Company’s headquarters at Alameda Santos, n° 1357/8th floor, in the city of São Paulo, at [9:30 a.m.] on December 22, 2009, to deliberate the following agenda:

(i)   increase of the Company’s capital stock, without issuing new shares, in the amount of R$792,252,395.00, through capitalization of the entire account for Reserve for Goodwill/Subscription of Shares, in the same amount, with a consequent change in the main clause of Article 5 of the Bylaws;

(ii)   election of sitting and alternate members of the Company’s Board of Directors, including independent directors, in accordance with the terms of the Listing Regulation of the Novo Mercado segment of the BM&FBovespa – Bolsa de Mercadorias e Futuros S.A.;

(iii)   election of sitting and alternate members of the Company’s Fiscal Council;

(iv)   analysis, discussion and approval of the Protocol and Justification of Stock Swap Merger of Aracruz Celulose  S.A. (“Aracruz”), entered into by the Company, as the surviving entity, and Aracruz, as the company being merged into the Company, together with the pertinent documents, in light of the opinion of the Company’s Fiscal Council;

(v)   ratification of the hiring of PricewaterhouseCoopers Auditores Independentes as the specialized company responsible for appraising Aracruz based on shareholders’ equity at book value;

(vi)   approval of the appraisal report prepared by PricewaterhouseCoopers;

(vii)   approval of the stock swap merger of Aracruz by the Company; and

(viii)   authorization of management to take all measures necessary to effect the stock swap merger.

All documents pertaining to the matters included in the Agenda will be available for review by interested shareholders at the Company’s headquarters and at its website at www.fibria.com.br.  By way of clarification, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) in its Official Letter (Ofício CVM/SEP/GEA-4/Nº281/09) granted the Company’s request to waive (i) the appraisals otherwise required by article 264 of Law nº 6.404/76 (the Brazilian Corporations Law), and item VI of paragraph 1 of article 2 of CVM Instruction 319, as well as (ii) the preparation of financial statements of Aracruz, audited by an independent auditor registered with the CVM, as otherwise required by article 12 of CVM Instruction 319.

Proof of share ownership in book-entry form issued by appropriate custodians will be required for admittance to the Meeting.  Shareholders’ proxies may attend the Meeting to the extent that they have been appointed within one year of the Meeting, and their respective powers of attorney and instruments of representation must be delivered to the Company’s headquarters by no later than three business days prior to the date of the Meeting, as per article 28, paragraph 4, of the Company’s Bylaws.

São Paulo, December 7, 2009.

José Luciano Penido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 7, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer